CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED
CERTIFICATE OF FORMATION

Pursuant to the provisions of Section 3.053, Section 21.052 and Sections 21.054-21.055 of the Texas Business Organizations Code (the "TBOC"), Independent Bank Group, Inc., a for-profit corporation existing under the TBOC (the "Corporation"), hereby adopts the following Certificate of Amendment to its Amended and Restated Certificate of Formation, as amended (the "Restated Certificate").

ARTICLE 1

The name of the Corporation is Independent Bank Group, Inc. The Corporation is a for-profit corporation. The file number issued to the Corporation by the Secretary of State is 800125042. The date of formation of the Corporation is September 20, 2002.

ARTICLE 2

The Restated Certificate is hereby amended by this Certificate of Amendment to amend Article X to provide for the phasing out of the classified structure of the Corporation's Board of Directors.

ARTICLE 3

Article X of the Restated Certificate is hereby amended and restated, in its entirety, to read as follows:

"ARTICLE X

A. **General**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority herein or by statute expressly conferred upon them, the directors of the Corporation are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the TBOC, this Amended and Restated Certificate of Formation, as amended (the "Amended and Restated Certificate") and the Bylaws of the Corporation.

B. **Number of Directors**. Except pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having the right to elect a director

by the vote solely of the holders of that class or series of stock, the number and class of directors of the Corporation shall be fixed from time to time by the affirmative vote of a majority of the entire Board of Directors or pursuant to the Bylaws of the Corporation.

C. **Classes**. The directors, other than those who may be elected by the holders of shares of any class or series of stock having the right to elect a director by the vote solely of the holders of that class or series of stock pursuant to the terms of Article IV hereof or any resolution or resolutions providing for the establishment of such class or series of stock adopted by the Board of Directors, shall be divided into three classes until the 2025 annual meeting of shareholders, with respect to the time for which they severally hold office, designated Class I, Class II and Class III. Until the 2025 annual meeting of shareholders, each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At and after the 2025 annual meeting of shareholders, the directors will no longer be divided into classes. The initial division of the Board of Directors following the effective date of this Amended and Restated Certificate shall be as follows:

- the Class I directors will initially consist of the following individuals, and their term shall expire at the annual meeting of shareholders to be held in 2024:

Daniel W. Brooks	7777 Henneman Way McKinney, TX 75070-1711
Craig E. Holmes	7777 Henneman Way McKinney, TX 75070-1711
G. Stacy Smith	7777 Henneman Way McKinney, TX 75070-1711
Janet P. Froetscher	7777 Henneman Way McKinney, TX 75070-1711

- the Class II directors will initially consist of the following individuals, and their term shall expire at the annual meeting of shareholders to be held in 2024:

William E. Fair	7777 Henneman Way McKinney, TX 75070-1711
Donald L. Poarch	7777 Henneman Way McKinney, TX 75070-1711
Michael T. Viola	7777 Henneman Way McKinney, TX 75070-1711

- the Class III directors will initially consist of the following individuals, and their term shall expire at the annual meeting of shareholders to be held in 2025:

David R. Brooks	7777 Henneman Way McKinney, TX 75070-1711
Alicia K. Harrison	7777 Henneman Way McKinney, TX 75070-1711
J. Webb Jennings III	7777 Henneman Way McKinney, TX 75070-1711
Paul E. Washington	7777 Henneman Way McKinney, TX 75070-1711

D. **Advance Notice of Nominations**. Advance notice of shareholder nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

E. **Terms of Office**. Each director shall hold office until the annual meeting of shareholders for the year in which such director's term expires and until such director's successor shall have been elected and qualified or until his or her earlier death, resignation, retirement or removal from office. At the 2023 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2024 annual meeting of shareholders; at the 2024 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2025 annual meeting of shareholders; and at the 2025 annual meeting of shareholders and at each annual meeting of shareholders thereafter, all directors shall be elected for a term expiring at the next annual meeting of shareholders.

F. **Election of Directors**. Subject to the rights of the holders of any class or series of capital stock having the right to elect a director by the vote solely of the holders of that class or series of stock, (i) at each annual meeting of shareholders beginning in 2023, successors to the directors whose terms expire at that meeting shall each be elected for a one (1)-year term and (ii) prior to the 2025 annual meeting of shareholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as may be possible to one-third (1/3) of the total number of directors, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Each director shall be at least twenty-one (21) years of age. Directors need not be shareholders of the Corporation.

G. **Vacancies**. Any vacancy on the Board of Directors occurring between annual meetings of shareholders, including up to two (2) newly created directorships, may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy from an increase in the number of directors shall hold office for a term ending with the next election of directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

H. **Removal of Directors**. Subject to the rights of the holders of any class or series of capital stock having the right to elect a director by the vote solely of the holders of that class or series of stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of capital stock of all classes and series of the Corporation entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class."

ARTICLE 4

This amendment to the Restated Certificate has been approved in the manner required by the TBOC and by the governing documents of the Corporation.

IN WITNESS WHEREOF, the Corporation has, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, caused this Certificate of Amendment to be signed by a duly authorized officer as of this 22nd day of May, 2023.

INDEPENDENT BANK GROUP, INC.

By: ______________________________

David R. Brooks

Chairman and Chief Executive Officer